325 E Middlefield Road

Mountain View, CA 94043

(650) 965-7873

November 9, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:      Jimmy McNamara

Re:	IGM Biosciences, Inc.
Registration Statement on Form S-3
File No. 333-268136

Acceleration Request
Requested Date: November 14, 2022
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IGM Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-268136) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

Securities and Exchange Commission

November 9, 2022

Sincerely,

IGM BIOSCIENCES, INC.

/s/ Paul Graffagnino

Paul Graffagnino
Vice President, Legal Affairs

cc:	Fred Schwarzer, IGM Biosciences, Inc.

Misbah Tahir, IGM Biosciences, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Kenneth A. Clark, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.

Christina Poulsen, Wilson Sonsini Goodrich & Rosati, P.C.

www.igmbio.com | info@igmbio.com